UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934


                             Atomic Paintball, Inc.
                                 --------------
                                (Name of Issuer)

                           Common Stock, no par value
                          ----------------------------
                         (Title of Class of Securities)

                                  04961 Q 10 1
                                  ------------
                                 (CUSIP Number)

                             Charlie Webb, Manager
                                J.H. Brech, LLC
                             1101 East Duke Street
                              Hugo, Oklahoma 74743
                   --------------------------------------------
                    (Name and Address of Person Authorized to
                      Receive Notices and Communications)

                                December 11, 2007
              -----------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D


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                                                           Page 2  of 6    Pages
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1       NAME OF REPORTING PERSON:

        J.H. Brech, LLC.

        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
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2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a) [ ]
                                                                  (b) [ ]
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3       SEC USE ONLY

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4       SOURCE OF FUNDS       OO

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5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
        TO ITEMS 2(d) or 2(e)                                         [ ]
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6       CITIZENSHIP OR PLACE OF ORGANIZATION

        Texas
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                        7      SOLE VOTING POWER
                               INCLUDING OPTIONS              405,162
           NUMBER OF    -------------------------------------------------
            SHARES      8      SHARED VOTING POWER
         BENEFICIALLY
          OWNED BY                                                  0
            EACH        -------------------------------------------------
          REPORTING     9      SOLE DISPOSITIVE POWER
           PERSON
            WITH               INCLUDING OPTIONS              405,162
                        -------------------------------------------------

                       10      SHARED DISPOSITIVE POWER             0
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11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

405,162
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12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
        SHARES                                                     [ ]

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13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.6%
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14      TYPE OF REPORTING PERSON OO
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                                                           Page 3  of 6    Pages
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Item 1.    Security and Issuer.

     This statement on Schedule 13d relates to shares of common stock, no par value, of Atomic Paintball, Inc., a Texas corporation ("ATOC"). The address of the principal executive offices of ATOC is 2460 W. 26th Avenue, Suite 380-C Denver, Colorado, 80211.

Item 2.    Identity and Background.

     (a) This statement on Schedule 13d is being filed on behalf of J.H. Brech, LLC.

     (b) J.H. Brech, LLC's business address is 1101 East Duke Street, Hugo, OK 74743.

     (c) J.H. Brech, LLC is a Texas Limited Liability Company. Its principal business is investment.

     (d) J.H. Brech, LLC. has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) J.H. Brech, LLC. has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) J.H. Brech, LLC is a Texas Limited Liability Company.

Item 3.    Source and Amount of Funds or Other Consideration.

     Other

Item 4. Purpose of Transaction

     J.H. Brech, LLC purchased the shares as an investment to support the company in its paintball business.

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                                                           Page 4  of 6    Pages
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     J.H. Brech, LLC does not currently have any new plans or proposals, either individually or collectively with another person or company, which relates to or would result in:

     (a) The acquisition by any person of additional securities of ATOC, or the disposition of securities of ATOC;

     (b)  An   extraordinary   corporate   transaction,   such   as  a   merger,
reorganization or liquidation, involving ATOC or any of its subsidiaries;

     (c) A sale or transfer of a material amount of assets of ATOC or any of its subsidiaries;

     (d) Any change in the present board of directors or management of ATOC, including any plans or proposals to change the number of term or directors or to fill any existing vacancies on the board;

     (e) Any material change in the present capitalization or dividend policy of ATOC;

     (f) Any other material change in ATOC's business or corporate structure;

     (g) Changes in ATOC's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of NFS by any person;

     (h) Causing a class of securities of ATOC to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer system of a registered national securities association;

     (i) A class of equity securities of ATOC becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

     (j) Any action similar to any of those enumerated above.


Item 5.    Interest in Securities of the Issuer.

     The percentages of outstanding shares of ATOC common stock reported below are based on the statement that as of September 30, 2007 there were 7,132,804 shares of ATOC common stock outstanding.

     (a) J.H. Brech, LLC beneficially owns or may be deemed to beneficially own 405,162 shares of ATOC common stock.

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                                                          Page 5  of  6    Pages
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     (b) For information regarding the number of shares of ATOC common stock as to which J.H. Brech, LLC holds or shares or may be deemed to hold, reference is made to items (7) - (12) of the cover page for this statement on Schedule 13D.

     (c) Other than the purchases as set forth herein, there have been no other transactions in shares of ATOC common stock effected by J.H. Brech, LLC during the past 60 days, except for those purchases reflected in prior amendments to Schedule 13d, as filed, specifically, amendments 2-7, inclusive.

     (d) No person other than J.H. Brech, LLC. has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of J.H. Brech, LLC common stock reported as being beneficially owned (or which may be deemed to be beneficially owned) by J.H. Brech, LLC.

     (e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

     J.H.  Brech,  LLC  has  no  contracts,   arrangements,   understandings  or
relationships (legal or otherwise) with other persons with respect to the securities of ATOC, other than as described in this statement on Schedule 13d.

Item 7.    Material to be Filed as Exhibits.

           None.

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                                                           Page 6  of 6    Pages
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                                    Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  January 18, 2008


/s/ Charles J. Webb
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    Charles J. Webb